COMPAK SECURITIES, INC.

Audited Financial Statements
And
Supplement Information

Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65804

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Compak Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer　　　☐ Security-based swap dealer　　　☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1801 Dove St

(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Moeez Ansari	949-6792500	mansari@compak.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)
9/15/2020		6567	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Moeez Ansari _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Compak Securities, Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _PRESIDENT_ .

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COMPAK SECURITIES, INC.

Table of Contents


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Compak Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Compak Securities, Inc. (the "Company") as of December 31, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 09, 2026

COMPAK SECURITIES, INC.

Statement of Financial Condition

December 31, 2025

ASSETS

Cash	$	53,215
Commissions receivable		45,578
Prepaid and other assets		23,287
Total assets		$122,080

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	23,831
Total liabilities		23,831
Stockholders' equity		
Common stock, no par value, 1,000 shares authorized;		
100 shares issued and outstanding		20,000
Additional paid-in capital		78,249
Retained Earnings		-
Total Stockholders' equity		98,249
Total liabilities and Stockholders' equity		$122,080

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Income

Year Ended December 31, 2025

Revenues	
Commissions Income	$385,070
Total revenues	385,070
Expenses	
Commission Fees	149,545
Compensation	51,000
Outside services	13,133
Insurance	9,859
Rent	12,000
Other	855
Licenses and registrations	10,218
Total expenses	246,610
Operating income before income tax provision	138,460
Income tax provision	800
Net Income	$137,660

COMPAK SECURITIES, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance on December 31, 2024	$ 20,000	$ 120,000	$ (29,411)	$ 110,589
Return of capital		(41,751)		(41,751)
Distributions	-	-	(108,249)	(108,249)
Net Income	-	-	137,660	137,660
Balance on December 31, 2025	$ 20,000	$ 78,249	$ -	$ 98,249

See notes to financial statements.

4

COMPAK SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2025

Cash flows from operating activities

Net income		$137,660
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Commissions receivable		(38,168)
Prepaid expense		(13,144)
(Decrease) increase in:		
Accounts payable and accrued liabilities		8,990
Total adjustments		(43,322)
Net cash provided by operating activities		95,338
Cash flows from investing activities		-
Cash flows from financing activities		-
Return of capital	(41,751)	
Distributions	(108,249)	
Net cash provided by (used in) financing activities		(150,000)
Net decrease in cash		(54,662)
Cash		
Beginning of year		107,877
End of year		$53,215

Supplemental disclosure of cash flow information:

Interest paid	$ -
Taxes paid	$ 800

See notes to financial statements.

COMPAK SECURITIES, INC.

Notes to Financial Statements
December 31, 2025

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. Compak Securities, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

   Accounting Estimates. The preparation of financial statements in conformity with United States of America generally accepted accounting principles ("GAAP") requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Revenue Recognition. The Company provides several classes of securities broker-dealer services, principally the sale of variable life insurance or annuities. The Company earns commissions from the sale of these policies, generally an initial up-front (first year) commission as well as ongoing commissions upon policy renewal, on an annual or other basis. The Company recognizes the first-year commission upon the sale transaction date, because its performance obligation is the sale itself. Commissions on policy renewals are considered variable consideration, due to the uncertainties of realization. The Company recognizes renewal commissions in the period received, which corresponds to the Company's performance of its ongoing marketing performance obligations, as well as the satisfaction of the variable consideration uncertainties. This treatment is not GAAP, however the difference between GAAP and when received is immaterial. These uncertainties include the customer's renewal decision and the various factors impacting the commission amount.

   Commission Receivables. These balances are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

   Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholders, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

2. **RELATED PARTY TRANSACTIONS**

   During the year ended December 31, 2025, the Company paid a total of $27,000 to Compak Asset Management ("CAM") for the leasing of employees and facilities with their respective amounts included in Compensation and Rent on the Statement of Income.

   It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

   The Company shares its office space with CAM under the terms of an annual expense sharing agreement. This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2025.

COMPAK SECURITIES, INC.

Notes to Financial Statements
December 31, 2025

3. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. On December 31, 2025, the Company had net capital of $49,178 which was $44,178 in excess of the amount required by the SEC. The Company's ratio at December 31, 2025 was 0.48 to 1

4. **INCOME TAXES**

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status; therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California recognizes Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5% tax on the net income and a minimum Franchise Tax of $800, whichever is greater.

5. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events and transactions from the Statement of Financial Condition date through the date the financial statements were available to be issued, and determined there were no events or transitions which require recording or disclosure in the financial statements.

6. **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's"). For the year ending December 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

7. **COMMITMENTS AND CONTINGENCIES**

As of December 31, 2025, the Company had no commitment, contingency or guarantee that might result in a loss or a future obligation, as well as any claim of which the firm was aware that might be asserted against it as of the audit opinion date.

COMPAK SECURITIES, INC.

Notes to Financial Statements
December 31, 2025

8.   SEGMENT REPORTING

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280):Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the CEO who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

COMPAK SECURITIES, INC.

Schedule I
Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1

December 31, 2025

Computation of net capital

Total stockholders' equity		$	98,249

Less: Non-allowable assets

Receivables, now-allowable portion	(25,784)	
Prepaid expense	(23,287)	
Total non-allowable assets		(49,071)

Net Capital	49,178

Computation of net capital requirements

Minimum net capital requirement

6 2/3 percent of net aggregate indebtedness	$	1,589	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,000)
Excess net capital		$	44,178
Aggregate indebtedness		$	23,831
Ratio of aggregate indebtedness to net capital			0.48:1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5 Part IIA report dated December 31, 2025.

COMPAK SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3

December 31, 2025

The Computation for Determination of the Reserve Requirements is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are dealings in several classes of securities broker dealer services principally the sale of variable life insurance or annuities. Accordingly, there are no items to report under the requirements of this Rule.

COMPAK SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to SEC Rule 15c3-3

December 31, 2025

Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are dealings in several classes of securities broker dealer services principally the sale of variable life insurance or annuities. Accordingly, there are no items to report under the requirements of this Rule.

COMPAK SECURITIES, INC.

Report on Exemptions Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2025


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of Compak Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Compak Securities, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Compak Securities, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") but limited to (1) sale of variable insurance or annuities and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2025. Compak Securities, Inc.'s management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Compak Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
February 09, 2026



COMPAK SECURITIES, INC.

MEMBER FINRA & SIPC

Compak Securities, Inc.
Exemption Report
For the Year Ended December 31, 2025

Compak Securities, Inc. ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) sale of variable insurance or annuities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Compak Securities, Inc.

I, Moeez Ansari, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: _____ PRESIDENT